UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D (Rule 13d-102)	Estimated average burden hours per response. . 14.5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sharper Image Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

820013100

(CUSIP Number)

Richard J. Thalheimer
336 Bon Air Center, #435
Greenbrae, California 94904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard J. Thalheimer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,278,962 shares of Common Stock (includes 225,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock)

	8.	Shared Voting Power 702,496 shares of Common Stock

	9.	Sole Dispositive Power 2,731,357 shares of Common Stock (includes 225,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock)

	10.	Shared Dispositive Power 250,101 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,981,458 shares of Common Stock (includes 225,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2006 (the “Schedule 13D”) by Richard J. Thalheimer, an individual (the “Reporting Person”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sharper Image Corporation, a Delaware corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 6.                                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 4 and 6 of the Schedule 13D are hereby amended to add the following information:

As market conditions permit, the Reporting Person may dispose of some or all of the 2,981,458 shares of Common Stock reported in this Amendment No. 1 for the purpose of obtaining liquidity and diversifying his assets.  The Reporting Person is not in possession of any material, nonpublic information about the Company and his intent to dispose of the shares of Common Stock reported in this Amendment No. 1 is not based on any material, nonpublic information about the Company.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended, in relevant part, to add the following information:

(a), (b).  As of the close of business on May 7, 2007, the Reporting Person beneficially owned 2,981,458 shares of Common Stock (including 225,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock), which represent approximately 19.7% of the Common Stock outstanding (assuming the exercise of all of the options to purchase shares of Common Stock held by the Reporting Person).

The 2,981,458 shares of Common Stock reported in this Amendment No. 1 include (i) 1,953,960 shares of Common Stock held by the Richard J. Thalheimer Revocable Trust, of which the Reporting Person is the trustee and the sole beneficiary; (ii) 67,500 shares of Common Stock held by the Richard Thalheimer Children’s Trust of 1989, of which John Comyns is the trustee and the Reporting Person’s children are the beneficiaries; (iii) 131,969 shares of Common Stock held by the Richard and Elyse Thalheimer Irrevocable Trust of 1995, of which John Comyns is the trustee and the Reporting Person and his wife are the beneficiaries; (iv) 183,673 shares of Common Stock held by the Richard J.

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Thalheimer 1997 Annuity Trust, of which the Reporting Person is the trustee, John Comyns is the special trustee and the Reporting Person is the sole beneficiary; (v) 268,722 shares of Common Stock held by the Richard J. Thalheimer 1997 Grantor Annuity Trust, of which the Reporting Person is the trustee, John Comyns is the special trustee and the Reporting Person is the sole beneficiary; (vi) 50,632 shares of Common Stock held by the Richard J. Thalheimer Irrevocable Trust of 1999, of which John Comyns is the trustee and the Reporting Person is the sole beneficiary; (vii) 100,002 shares of Common Stock held by the Richard J. Thalheimer 2005 Annuity Trust, of which the Reporting Person is the trustee, John Comyns is the special trustee and the Reporting Person is the sole beneficiary; and (viii) 225,000 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by the Reporting Person.

Of the 2,981,458 shares of Common Stock reported in this Amendment No. 1, the Reporting Person has (i) the sole power to vote or direct the vote of 2,278,962 shares of Common Stock; (ii) shared power (with John Comyns, as trustee) to vote or direct the vote of 702,496 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 2,731,357 shares of Common Stock; and (iv) shared power (with John Comyns, as trustee) to dispose or direct the disposition of 250,101 shares of Common Stock.  The Reporting Person does not have the power to vote or direct the vote or dispose or direct the disposition of any of the 225,000 shares of Common Stock that he would own upon the exercise of options to purchase shares of Common Stock prior to his receipt of such shares of Common Stock upon exercise of such options.

(c).  On April 16, 2007, the Reporting Person exercised options to purchase (i) 28,000 shares of Common Stock at an exercise price of $9.03 per share and (ii) 36,000 shares of Common Stock at an exercise price of $9.95 per share.  Except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d).  Not applicable.

(e).  Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2007

RICHARD J. THALHEIMER

By:	/s/ Richard J. Thalheimer